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                                                                  EXHIBIT 3.3(b)

                               AMENDMENT NO. 8 TO
                           AMENDED AND RESTATED BYLAWS
                             OF PTEK HOLDINGS, INC.
                           (Effective April 26, 2002)

     3.8  Certain Nomination Requirements. No person may be nominated for
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election as a director at any annual or special meeting of shareholders unless
(a) the nomination has been or is being made pursuant to a recommendation or approval of the Board of Directors of the Corporation or a properly constituted committee of the Board of Directors previously delegated authority to recommend or approve nominees for director; (b) the person is nominated by a shareholder of the Corporation who is entitled to vote for the election of the nominee at the subject meeting, and the nominating shareholder has furnished timely written notice to the Secretary of the Corporation, which, to be timely, must be delivered or mailed to and received at the principal offices of the Corporation not less than 120 nor more than 150 calendar days before the first anniversary of the date of the Corporation's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting; provided, that if no annual meeting was held in the previous year or the date of the annual meeting has been established to be more than 30 calendar days earlier than or 60 calendar days after the anniversary of the previous year's annual meeting, notice by the shareholder, to be timely, must be so received not later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the day on which such notice of the date the annual meeting was mailed, whichever first occurs, and the notice (x) sets forth with respect to the person to be nominated his or her name, age, business and residence addresses, principal business or occupation during the past five years, any affiliation with or material interest in the Corporation or any transaction involving the Corporation, and any affiliation with or material interest in any person or entity having an interest materially adverse to the Corporation, and (y) is accompanied by the sworn or certified statement of the shareholder that the nominee has consented to being nominated and that the shareholder believes the nominee will stand for election and will serve if elected, or (c) (i) the person is nominated to replace a person previously identified as a proposed nominee (in accordance with the provisions of subpart
(b) of this Section 3.8) who has since become unable or unwilling to be nominated or to serve if elected, (ii) the shareholder who furnished such previous identification makes the replacement nomination and delivers to the Secretary of the Corporation (at the time of or prior to making the replacement nomination) an affidavit or other sworn statement affirming that the shareholder had no reason to believe the original nominee would be so unable or unwilling, and (iii) such shareholder also furnishes in writing to the Secretary of the Corporation (at the time of or prior to making the replacement nomination) the same type of information about the replacement nominee as required by subpart
(b) of this Section 3.8 to have been furnished about the original nominee. The chairman of any meeting of shareholders at which one or more directors are to be elected, for good cause shown and with proper regard for the orderly conduct of business at the meeting, may waive in whole or in part the operation of this
Section 3.8. Additionally, the chairman of the meeting shall have the discretion to declare to the meeting that any director nomination proposed by a shareholder to be considered at the meeting is out of order and that such nominee(s) shall not be voted on at the meeting if the chairman concludes that the matter has been proposed in a manner inconsistent with this Section 3.8.